STEVANATO HOLDING S.R.L.

ATT. TO
STEVANATO GROUP S.P.A.
VIA MOLINELLA, 17,
35017 PIOMBINO DESE – PADOVA
ITALY

Piombino Dese, April 23, 2024

RE: SLATE OF CANDIDATE DIRECTORS IN RELATION TO THE APPOINTMENT OF THE BOARD OF DIRECTORS OF STEVANATO GROUP S.P.A. FOR THE PERIOD ELAPSING FROM THE DATE OF THE SHAREHOLDERS' MEETING TO THE DATE OF APPROVAL OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDING ON DECEMBER 31, 2024

The undersigned Sergio Stevanato, in his capacity as Chairman and legal representative of Stevanato Holding S.r.l. ("**Stevanato Holding**"),

provided that:

- The Ordinary General Meeting of Shareholders of Stevanato Group S.p.A. (respectively, the "**Shareholders' Meeting**" and the "**Company**") was convened on May 22, 2024 to resolve, *inter alia*, upon the appointment of the members of the Board of Directors for the period elapsing from the date of the Shareholders' Meeting to the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, the determination of the number of members of the Board of Directors, and the appointment of the Chairman of the Board of Directors, by notice published on April 11, 2024 (the "**Convening Notice**");

- pursuant to Article 16 of the Company's By-laws (the "**By-laws**"), the Shareholders' Meeting shall appoint the members of the Company's Board of Directors based on slates of candidate directors submitted by shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company;

- Stevanato Holding holds no. 223,293,976 Class A shares of the Company, which as of the date hereof represent 73.73% of the Company's share capital and grant Stevanato Holding with approx. 93.12% of the total voting rights attached to the Company's shares;

pursuant to Article 16 of the By-laws and the provisions of the Convening Notice, on behalf of Stevanato Holding,

hereby submits

the following slate of candidates for the office of director of the Company for the period elapsing from the date of the Shareholders' Meeting to the date of approval of the Company's financial statements for the financial year ending on December 31, 2024:

SLATE OF CANDIDATE DIRECTORS		
	CANDIDATES	*CANDIDATES' STATEMENTS*
1.	FRANCO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
2.	SERGIO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
3.	MADHAVAN BALACHANDRAN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company.*
4.	FABRIZIO BONANNI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
5.	FABIO BUTTIGNON	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company;* - *enrolled in the Italian Register of Legal Auditors (Registro dei revisori legali) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010.*
6.	WILLIAM FEDERICI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
7.	KAREN FLYNN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;*

		- *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
8.	DONALD EUGENE MOREL JR.	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
9.	FRANCO MORO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
10.	LUCIANO SANTEL	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
11.	ALVISE SPINAZZI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
12.	PAOLA VEZZARO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company.*

The undersigned also submits to the Shareholders' Meeting, on behalf of Stevanato Holding, the proposal to appoint Mr. Franco Stevanato, if elected as director of the Company, as Chairman of the Board of Directors of the Company pursuant to Article 17.3 of the By-laws.

The following documents are attached hereto:

1. a *curriculum vitae* of each of the candidate directors;

2. the statements by which each candidate director accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in Article 15.3 of the Bylaws, and, as the case may be, the independence requirements provided for in Article 15.4

of the By-laws, as well as the independence, expertise and competence requirements provided for in Articles 23.3, 23.4 and 23.5 of the By-laws.

STEVANATO HOLDING S.R.L.

____

(Sergio Stevanato)

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. FRANCO STEVANATO,
born in VENEZIA - ITALY (_________________)
on 27.12.1973, ID Card/Passport no. _________________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (6);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (7);

X to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (8);

X to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (9).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (10) and a copy of a current ID Card/Passport.

POMBINO DETE, April 11, 2024.

(*Nominee's signature*)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Franco Stevanato.

Son of Sergio Stevanato, Franco Stevanato graduated in Political Science from the University of Trieste in 1998 and attended an Advanced Management Program at the Kellogg School of Management in 2015. During his university years, he gained professional experience in the sales department of Saint Gobain in France. Upon completing his studies, he joined the family business, initially taking up a role in sales. Over the years, he has been the key figure and driving force behind the internationalization of the Company and its continuing development from product diversification – via strategic acquisitions and in-house innovations – to enhanced managerial processes and structural improvements. He also contributed to improving the Stevanato Group's corporate governance by building an effective infrastructure to support decision making and promoting a skills-based board that benefits from specialist expertise and meaningful perspective. He was CEO of the Group from 2010 to 2020 and between 2021 and 2023 he served as Executive Chairman of the Board.

<u>STATEMENT</u>

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. SERGIO STEVANATO,

born in VENICE - ITALY (__________)

on March 20th 1943, ID Card/Passport no. __________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- ☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);
- ☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);
- ☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);
- ☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);
- ☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

PIOMBINO DESE, April 11, 2024.

[signature]

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Sergio Stevanato.

Son of Giovanni Stevanato, founder of the Stevanato Group, Sergio Stevanato has been actively involved in the family business since high-school. He graduated in law from the University of Ferrara in 1969, to then take the leadership of the company. He has spent his whole career in the family business of which he is currently the Emeritus Chairman. In 2007 he was awarded by the President of the Italian Republic the honorary recognition of Knight of Labor (*Cavaliere del Lavoro*) for his achievements as an entrepreneur.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr-Ms-Dr. Madhavan Balachandran born in Chennai, India ( ) on 14 January 1951, ID Card/Passport no. ____, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]).

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]).

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirement.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

- to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

- to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

- to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

- to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

- to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a curriculum vitae ([10]) and a copy of a ~~current ID Card~~ Passport.

Westlake Village
California
USA
________, April 11, 2024

[signature]

(Nominee's signature)

---

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirements.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The curriculum vitae attached to this statement must include all the offices as director, statutory auditor (sindaco) or member of other corporate bodies held by each nominee in other companies.

MADHAVAN (Madhu) BALACHANDRAN

Senior executive with broad and deep experience in biotechnology and pharmaceuticals

EXPERIENCE

Boards

- Trustee, Keck Graduate Institute Board of Trustees (2016 to 2021)
- Independent Director, Catalent Inc., a CDMO (2017 to 2024)
- Independent Director, uniQure N.V., a clinical stage gene therapy company (2017 to present)
  Chair of the Compensation Committee
- Independent Director, Stevanato Group, a primary sterile packaging and device company (2018 to present)
  Chair of the Compensation Committee
- Independent Director, ADRx, a private biotechnology company (2019 to present)
- Independent Director, A2 Biotherapeutics, a private cell therapy company (2019 to present)

Nutcracker Therapeutics Inc. 2020 to 2022
(50 staff, biotech start-up developing mRNA therapies)
COO

- Responsible for CMC and Operations

Amgen Inc. 1997 to 2016
Executive Vice President Operations 2012 to 2016

- Responsible for Amgen's operations (manufacturing, quality, process development, supply chain, and engineering), 5800 staff, gross expense budget of $2.7b, cost of goods manufactured/year of $1.7b
- Senior member of Amgen's CEO team that achieved the following:
  - Set therapeutic area and product strategies
  - Launched an unprecedented 6 new products in 2015
  - Expanded Amgen's business from 50 countries to over 100 countries
  - Developed business and capabilities through multiple partnerships, licenses, and acquisitions
  - Improved Amgen's operating margin from 38% to 52%
- Led global Operations team to achieve enterprise goals:
  - Enhanced resilience of the supply chain and maintained unique record of zero supply shortages
  - Completed an innovative and groundbreaking protein manufacturing operation in Singapore in record time and budget (1/2 the time and 1/5 the capital of a conventional facility of equivalent capacity)
  - Implemented best practices in identifying, challenging, developing, and rewarding talent at all levels leading to effective transfer of responsibility to a new generation of leaders in Operations

Senior Vice President Manufacturing 2007 to 2012

- Responsible for Amgen's commercial manufacturing operations at 7 sites and 11 plants, 4200 staff, gross expense budget of $1.2b, cost of goods manufactured/year of $1.5b

- Member of Amgen's highest cross-functional product review board that guides both the commercialization of pipeline products from Phase 2 through licensure and the lifecycle management of commercial products with extensions and entries into new countries
- Senior member of Operations' leadership team that achieved the following:
  - Developed a strategy for Operations aligned with Amgen's strategy, with an emphasis on operational excellence, developing staff, improving the Quality System, ensuring supply, managing risk, reducing cycle times, and improving economics.
  - Reduced cost of sales as a % of sales by 2%
  - Developed and implemented an Amgen BOD-approved plan to mitigate and diversify supply risk, based on strengthening current operations, investing in technology, managing inventory, and diversifying sources of supply
  - Created within Operations a culture of operational excellence and trained all staff in the techniques of continuous improvement and lean operations, resulting in reduced errors (by 90%) and lower level of product complaints (by 50%)
  - Reduced the amount of product scrap from $200mm in 2007 to $25mm in 2009 by improving planning and aligning demand and supply

Vice President Puerto Rico Operations 2002 to 2007

- Responsible for Amgen's largest and most complex manufacturing site with multiple functions including Manufacturing, Quality, Supply Chain, Engineering, Process Development, Human Resources, Finance, Information Systems; 6 plants, 2000 staff
- Led the site during a period of major growth from 400 staff to 2000 staff; 40mm units/year to 100mm units/year; <$100mm/year gross expenses to >$400mm/year
- Managed large capital projects leading to licensure in multiple regulatory regions of 2 new bulk manufacturing plants and 3 bulk protein manufacturing technology transfers
- Developed a curriculum in Industrial Biotechnology with the University of Puerto Rico to train and prepare students and staff for a career in the industry and meet Amgen's growing needs for skilled staff

Vice President Information Systems 2001 to 2002

- Responsible for IT infrastructure and information systems in Operations, Sales and Marketing, administrative functions

Senior Director Engineering and Operations Services 1999 to 2001

- Responsible for Amgen's capital program of $300mm/year and all facilities maintenance services in Thousand Oaks

Associate Director/Director Engineering 1997 to 1999

- Responsible for Amgen's $300mm bulk protein manufacturing expansion in Colorado
- Worked with functions across the company and with the FDA to achieve licensure in 3.5 years

Copley Pharmaceuticals Inc. Canton, Massachusetts 1995 to 1996
($170mm/year sales, 500 employees, 300 employees in Operations, Hoechst subsidiary)
Executive Vice President Operations

- Responsible for production, engineering, supply chain, procurement

- Increased throughput by 25%, decreased failure rate from 6% to 4%, improved safety by 50%, reduced back orders from $6mm to $3mm, worked with R&D and Sales and Marketing to increase speed of launching new products

Burroughs Wellcome Co. North Carolina 1984 to 1995

Vice President Engineering 1993 to 1995

- Responsible for all capital projects, environmental and safety operations, and facility maintenance at the Greenville manufacturing and Research Triangle Park research sites
- Completed construction, validation, licensure of grass roots sterile manufacturing plant ($150mm) within budget and schedule

Director Sterile Products Facility Project 1991 to 1993

- Responsible for all aspects of a new sterile products plant, 360000 sq. ft, incorporating innovations in formulation, filling, freeze drying, sterilizing, and cleaning
- Worked with the FDA (review chemists and field inspectors) on a frequent and regular basis to review progress and address FDA comments resulting in successful FDA inspections in 1995

Director Chemical Manufacturing Division 1989 to 1991

- Responsible for the Chemical Manufacturing Division (5 plants, 150 staff, operated 24 hours/day, 7days/week) that produced all the company's bulk actives
- Worked with R&D to increase the yield of bulk actives by 10% in two years

Department Head Bulk Chemical Manufacturing 1987 to 1989

- Responsible for production of all large volume bulk actives in the Chemical Manufacturing Division

Group Leader Engineering 1984 to 1987

- Managed an engineering group that implemented large capital projects in pharmaceutical manufacturing

Battelle Memorial Institute, Columbus, Ohio 1980 to 1984

- Research scientist in a multinational, 6000 employee, research and consulting organization. Promoted to Principal Research Scientist in 1983. Worked on a variety of technical projects for private industry and the US Government.

Burroughs Wellcome Co. 1975 to 1980

- Started career at Burroughs Wellcome as a Project Engineer. Promoted to Senior Project Engineer in 1978 and Group Leader in 1979. Managed the chemical engineering group and implemented projects in pharmaceutical, sterile, and chemical manufacturing.

EDUCATION

MBA, East Carolina University, 1979

MS (Chemical Engineering), State University of New York, Buffalo, 1974
Bachelor of Technology (Chemical Engineering), Indian Institute of Technology (IIT), Bombay, India, 1972

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. FABRIZIO BONANNI,

born in FIRENZE (ITALY)

on AUG. 15, 1946, ID Card/Passport no. __, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Los Angeles CA, April 11, 2024.

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Holding a doctorate in chemistry from the University of Florence, Italy, Fabrizio carried out postdoctoral work in physiological chemistry at the Massachusetts Institute of Technology. He is an alumnus of the Institute for International Management, Northwestern University, J.L. Kellogg Graduate School of Management and of the Executive Program in Manufacturing, Harvard University, Graduate School of Business Administration. He spent 25 years at Baxter International in Italy, Belgium, and the U.S. reaching the positions of corporate vice president Quality System and CVP Regulatory and Clinical Affairs. From 1999 to 2013, he served in senior executive roles at Amgen, including senior vice president, Quality and Compliance and corporate compliance officer, senior vice president, Manufacturing, and executive vice president, Operations. Currently, he is a member of the board of INCOG BioPharma Services. His past board memberships include UCLA's Technology Development Corporation, XBiotech, where he chaired the Audit Committee, Menarini Biotech, and Theranos, where he chaired the Compliance and Quality Committee. He has been a member of the board of directors of Stevanato Group since 2013.

Dopo aver conseguito un dottorato in chimica presso l'Università di Firenze, Fabrizio ha avuto un incarico di post-dottorato in chimica fisiologica presso il Massachusetts Institute of Technology. È alumnus dell'Institute for International Management, Northwestern University, J.L. Kellogg Graduate School of Management e dell'Executive Program in Manufacturing, Harvard University, Graduate School of Business Administration. Ha trascorso 25 anni in Baxter International in Italia, Belgio e Stati Uniti raggiungendo le posizioni di Corporate Vice President Quality System e CVP Regulatory and Clinical Affairs. Dal 1999 al 2013, ha ricoperto ruoli dirigenziali in Amgen, tra i quali: Senior Vice President Quality and Compliance and Corporate Compliance Officer; Senior Vice President Manufacturing and Vice President Esecutivo Operations. Attualmente è membro del Consiglio di Amministrazione di INCOG BioPharma Services. Ha ricoperto precedentemente il ruolo di Consigliere di Amministrazione nella Technology Development Corporation dell'università UCLA, in XBiotech, dove ha presieduto l'Audit Committee, in Menarini Biotech e in Theranos, dove ha presieduto il Compliance and Quality Committee. Dal 2013 è membro del consiglio di amministrazione di Stevanato Group.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Dr. Fabio Buttignon, born in Belluno (BL) on 06/11/1959, ID Card/Passport no with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☒ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) [6];

☒ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) [7];

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law [8];

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company [9].

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* [10] and a copy of a current ID Card/Passport.

Padova, April 11, 2024.

____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.



Fabio Buttignon: Curriculum vitae

Fabio Buttignon (Belluno, 06/11/1959) is full Professor of Corporate Finance at the University of Padua, Department of Economics and Management "Marco Fanno", where he holds the course of "Advanced Corporate Finance" and "Advanced Corporate Finance & Accounting".
He is founder and managing partner of Buttignon Zotti & Milan, a financial advisory boutique operating based in Padua (Italy).
He participates in corporate governance of many Italian corporation as board member (non-executive) and supervisory board member.

Education and Academic Carrier

2009-Today	Full professor of Corporate Finance, Padua University, Faculty of Economics and Management.
2002-2009	Full professor of Business Administration, Padua University, Faculty of Economics and Management.
1998-2002	Associate professor of Business Administration, University Cà Foscari, Venice, Faculty of Economics and Management
1990-1998	Assistant professor of Business Administration, Associate professor of Business Administration, University Cà Foscari, Venice.
1985-1990	Research Scholar, University Cà Foscari, Venice, Faculty of Economics and Management.
1988-1990	Research Fellow, University of California Los Angeles (UCLA), Graduate School of Business Administration.
1978-1983	Master Degree in Economics and Business Administration, University Cà Foscari, Venice (full votes).
1973-1978	High School Diploma at the Liceo G. Galilei in Belluno (60/60).

Professional Experience

He's currently founder and managing partner of Buttignon Zotti Milan & Co. (www.bzm-advisory.com)
The main areas of activity are:

- Financial analysis, Financial Planning, and Valuation.
- M&A transactions.
- Private equity deals.
- Public equity transactions (IPO).

He has carried out many professional participations on these topics in medium and large private and public companies.

He participates in corporate governance as a board member (non-executive) and supervisory board member.

I authorize the processing of my personal data pursuant to Legislative Decree 196/2003

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. William Federici

born in Somerville, New Jersey, USA (________)

on July 6, 1959, ID Card/Passport no. ________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

[X] to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

[X] not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

[X] to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

[ ] to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

[X] to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements

X to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) [6];

X to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) [7];

X to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law [8];

X to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company [9].

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* [10] and a copy of a current ID Card/Passport.

Newtown, PA, April 11, 2024.

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Biography for William John Federici

WILLIAM J. FEDERICI

RETIRED SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF WEST PHARMACEUTICAL SERVICES, INC.



Mr. Federici joined West, a NYSE traded US public company, in 2003 as Chief Financial Officer after more than 20 years' experience in public accounting primarily serving the Pharmaceutical Industry. He retired from West in 2018 as Senior Vice President and Chief Financial Officer.

Mr. Federici holds a BA in Economics from Rutgers University, Livingston College attending from 1977- 1981 and an MBA in Professional Accounting from Rutgers University attending from 1981- 1982. He is a member of the American Institute of Certified Public Accountants.

Mr. Federici has been a member of the Board of Directors of Stevanato Group S.p.A., a NYSE listed public company and a Global provider of drug containment, drug delivery and diagnostic solutions for the Pharmaceutical, Biotechnology and Life Sciences Industries, where he has served as Audit Committee Chair since 2021.

Mr. Federici has been a member of the Board of Directors of Zynerba Pharmaceuticals, Inc., a Specialty Pharmaceutical, US public company, where he has served as Audit Committee Board Chair since 2015 through its sale to Harmony Biosciences in October 2023.

Biography for William John Federici

He has been a member of the Board of Directors and a member of the Finance Committee of the American Oncologic Hospital and Affiliates (Fox Chase Cancer Center) since 2015.

From June 2002 through August 2003 Mr. Federici was an audit partner and National industry director for Pharmaceuticals of KPMG LLP, and prior thereto, was an audit partner for Arthur Andersen, LLP.
With his leadership experience in the global pharmaceutical and accounting industries, Mr. Federici brings valuable expertise in financial and audit-related matters.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, Karen Flynn the undersigned Mr./(Ms)/Dr. ______________, born (Karen O'Sullivan) in Plainfield New Jersey USA on 18 Dec 1962, ID Card/Passport no. __________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- [X] to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);
- [X] not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);
- [X] to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);
- [ ] to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);
- [X] to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- [x] to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (*);

- [ ] to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (*);

- [x] to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (*);

- [x] to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (*).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (**) and a copy of a current ID Card/Passport.

___________________________, April 11, 2024.

____

(Nominee's signature)

---

* All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

* At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

* All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

* All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

** The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Karen Flynn has more than 35 years of experience in the pharmaceutical services industry. She retired in October 2023 from the position of President, Biomodalities at Catalent Pharma Solutions, a position she held since April 2023. Prior to this, she was Senior Vice President and Chief Commercial Officer at Catalent until September 2022. She joined Catalent as President, Biologics and Chief Commercial Officer in January 2020 and held that position until October 2021. Before Catalent, Ms. Flynn was Senior Vice President and Chief Commercial Officer for West Pharmaceutical Services, Inc. from 2016 to 2019, and served as its President of Pharmaceutical Packaging Systems from 2014 and President of the Americas Packaging Systems business from 2012. Prior to this, she held a number of positions of increasing responsibility in technical, marketing and sales roles.

Ms. Flynn serves on the board of Quanterix Corporation (NASDAQ:QTRX), Sotera Health (NASDAQ: SHC), and a privately held company. She previously served on the boards of Recro Pharmaceuticals (NASDAQ:SCTL) from September 2015 to January 2020 and Catalent (NYSE:CTLT) from September 2022 to January 2024. She serves on the Board of Trustees for the Franklin Institute. Ms. Flynn holds a Master of Science in Business Administration from Boston University and a Master of Science in Engineering from the University of Pennsylvania. She received her Bachelor of Science in Pre-Professional Studies from the University of Notre Dame.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Donald E. Morel Jr. Mr./Ms./(Dr.)

born in Richmond Virginia USA

on August 9, 1957, ID Card/Passport no. ______, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

✓ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ();

✓ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ();

✓ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ();

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ();

✓ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ();

✓ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ();

✓ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ();

✓ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ().

Donald Eugene Morel Jr.

Holding BS degree in Metallurgical Engineering from Lafayette, an MS in Materials Science and a Ph.D. in Materials Science and Veterinary Medicine from Cornell University, Dr. Morel also completed the Executive Program at Darden School of Business—University of Virginia. After gaining experience in a broad range of space related research programs focused on advanced satellite systems, Dr. Morel joined West Pharmaceutical Services, Inc., where he served as Chairman from April 2003 and Chief Executive Officer from April 2002 until his retirement in June of 2015. Dr. Morel has authored or co-authored over thirty scientific publications and was elected a fellow of the American Institute for Medical & Biologic Engineering. He currently serves as a member of the board of directors in Catalent Inc.. He has been a member of the board of directors of Stevanato Group since 2018.

✓ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ().

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* () and a copy of a current ID Card/Passport.

________________________, April 11, 2024.

(Nominee's signature)

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. _________Franco Moro_________________________________,

born in _____Este____ (_____Padova_______________)

on ______Oct 9th, 1962____________, ID Card/Passport no. ____ ______________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- ☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

- ☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

- ☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

- ☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Piombino Dese, April 11, 2024.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Franco Moro.

Graduated in Chemical Engineering from the University of Padua in 1987, he obtained an MBA from SDA Bocconi in Milan. Mr. Moro has gained significant experience managing global manufacturing companies for over 30 years. He has worked as plant director of FIS—Fabbrica Italiana Sintetici and then of Cambrex Profarmaco Milano, before taking over as Chief Executive Officer of FIS—Fabbrica Italiana Sintetici from 2010 to 2018. Mr. Moro joined Stevanato Group in 2019 and after serving as Chief Operating Officer for 2 years, was appointed as Chief Executive Officer in February 2021. He has been a member of the board of directors of Stevanato Group since February 2021.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. LUCIANO SANTEL, born in VENEZIA (ITALY) on 12th October 1956,

ID Card/Passport n with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors [1];

☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy [2];

☑ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) [3];

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 [4];

☑ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) [5];

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☑ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☑ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

MILANO, April 11, 2024.

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Luciano Santel

Laureato in Economia e Commercio presso l'Università Ca' Foscari di Venezia, si è formato presso primarie società di audit internazionali quali Ernst & Young e Arthur Andersen.

Ha lavorato come Direttore Finance in IVG e poi nel gruppo Rossignol. Nel 1996 ha assunto il ruolo di Chief Operating Officer di Retail Brand Alliance (già Casual Corner Group Inc.) dove è rimasto fino al 1999, quando è entrato in Luxottica Group S.p.A. con il ruolo di Vice President International Development. Dal 2001 al 2009 è stato Chief Corporate Officer in Geox S.p.A., mentre nel 2009 ha assunto il ruolo di Chief Executive Officer di Stefanel S.p.A. Ha inoltre ricoperto il ruolo di Amministratore Indipendente e membro del Comitato Controllo e Rischi di Luxottica Group S.p.A. dal 2015 al 2020.

Nel 2013 entra in Moncler con il ruolo di Chief Corporate Officer. Attualmente è Amministratore Esecutivo di Moncler e Chief Corporate & Supply Officer del Gruppo Moncler; è inoltre dirigente preposto ex Art. 154-bis del TUF di Moncler.

Luciano Santel

After graduating in Business Administration at University Ca' Foscari of Venice, he spent his early years in international audit companies like Ernst & Young and Arthur Andersen.

He worked as Finance Director at IVG and then at Rossignol group. In 1996 he became Chief Operating Officer of Retail Brand Alliance (already Casual Corner group Inc.) where he remained until 1999 when he joined Luxottica Group S.p.A. as Vice President International Development. From 2001 to 2009 he was Chief Corporate Officer at Geox S.p.A., whilst in 2009 he became Chief Executive Officer for Stefanel S.p.A. He also served as an Independent Director of Luxottica Group S.p.A. from 2015 to 2020.

In 2013 he joined Moncler as Chief Corporate Officer. He is currently Executive Director of Moncler and Chief Corporate & Supply Officer of the Moncler Group; he is also Manager in Charge pursuant to Article 154-bis of the Consolidated Law on Finance.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ALVISE SPINAZZI ,

born in VENICE - ITALY ( )

on APRIL 13 1973 , ID Card/Passport no. , with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- ☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);
- ☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);
- ☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);
- ☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);
- ☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- ☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (6);

- ☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (7);

- ☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (8);

- ☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (9).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (10) and a copy of a current ID Card/Passport.

Padova, April 11, 2024.

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

ALVISE SPINAZZI

EDUCATION

FORDHAM UNIVERSITY SCHOOL OF LAW, New York, NY
LL.M. in International Business and Trade Law, May 2000
Selected courses: Corporations, Securities Regulation, Antitrust
Research Assistant to Prof. Valentine Korah (EC Competition Law), spring semester 2000

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
Postgraduate Specialization Course in Law of International Commerce and Finance, 1998

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
"Laurea in Giurisprudenza" (J.D. equivalent), October 1997 (U.S. G.P.A. equivalent: 3.6)

UNIVERSITY OF GRENOBLE SCHOOL OF LAW, Grenoble, France
Ten-month exchange program with the University of Padua (scholarship), 1993-1994

LEGAL EXPERIENCE

STUDIO LEGALE SAT - SPINAZZI AZZARITA TROI GENITO, Padova, Italy
Partner (2007 – present)
Corporate department: provided assistance to clients in connection with national and international transactions, the negotiation of commercial agreements (including distribution agreements, license agreements, joint-venture agreements). Provided assistance to foreign companies starting-up their business in Italy and to Italian companies starting-up their business abroad

CHIOMENTI STUDIO LEGALE, Milan, Italy
Associate (2002 –2006)
Corporate department: focused on M&A and Private Equity transactions. Provided assistance in connection with several commercial and manufacturing joint-ventures. Drafted and negotiated several transaction documents, including share purchase agreements, shareholders' agreements, letters of intents, license agreements, distribution agreements, etc.

SIMPSON THACHER & BARTLETT, New York, NY
International associate (2001 –2002)

Corporate department: performed legal due diligence, prepared legal memoranda and reviewed transaction documents mostly relating to commercial and M&A transactions

STUDIO LEGALE CARNELUTTI, Milan, Italy
Associate (1998 - 1999)
Drafted pleadings, briefs, and memoranda of law and conducted legal research. Specific matters included: Incoterms '90 (C.I.F. and F.O.B. terms), 1994 Uniform Customs and Practices for Documentary Credits, International Convention on Contracts for the Sale of Goods, conflicts of laws. Focused on corporate (directors liability), civil procedure and commercial arbitration issues. Participated in client meetings.

ADMISSIONS

ITALIAN BAR
Avvocato since 2001

SUPREME COURT OF THE STATE OF NEW YORK
Attorney and Counsellor-at-Law since 2001

OTHER EXPERIENCE

EUROPEAN PARLIAMENT, Luxembourg, Luxembourg
Internship (November 1997 - December 1997)
Task-force Enlargement Office: Conducted research and drafted memoranda concerning the European Community enlargement; drafted a publication concerning the political and commercial relations between Poland and the European Community.

ADDITIONAL INFORMATION

LANGUAGES: Italian (native), French (fluent), English (fluent).

SPORTS: Rowing, running.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ______Paola Vezzaro__, born in __Abbiategrasso (Milan)_______ (__Italy___)

on __24/02/1968____, ID Card/Passport no. ____ _, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 22, 2024 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2024, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

_____Le Vesinet________, April 11, 2024.

____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Vezzaro Paola



Stevanato Group **Independent Board Director** since May 2021

2011 - today **ENGIE** French multinational in the energy sector – 2023 turnover 82,6 B€, net results 2,2 B€, 96.000 employees

Group Talent Director 2022 – today
Based in Paris - Staffing, development, career management and succession planning of the top 300 Group Senior Leaders + selection, development and career management of the high potentials – pipeline for the top 300 Group Senior Positions.

Chief Human Resources and Health & Safety Officer North, South and Eastern Europe 07 2019 – 2021
Based in Paris – Excom member reporting to the business unit CEO and to the Group CHRO
In charge of HR and H&S for renewables, energy infrastructure, energy services businesses located in 12 European countries with more than 19.000 employees
To underline:

- Covid crisis management in Europe
- M&A: Hydropower business acquisition from EDP in Portugal

Chief Human Resources Officer Global Energy Management 07 2017 – 06 2019
Based in Paris and Brussels – Excom member reporting to the business unit CEO and to the Group CHRO
In charge of HR for a global business unit located in 12 countries (from Houston to Singapore) with more than 1500 employees working in the commodity trading business
To underline:

- HR turnaround and Digital Transformation
- Implementation of new ways of working: Collective Intelligence and agile methods

Head of HR, Communications and CSR Asia Pacific 07 2014 – 06 2017
Based in Bangkok – Excom member reporting to the Asia Pacific CEO and to the Deputy Group CHRO
Board Member of 2 legal entities
In charge of: HR, Internal & External Communications and Corporate Social Responsibility for the region with more than 5000 employees in energy production and energy efficiency businesses
Main Countries: Thailand, Indonesia, Singapore, Australia, Philippines and Mongolia
To underline:

- Start of the workforce localization
- Design and implementation of the first corporate branding plan in the region

Italy HR and Organization Director 10 2011 - 06 2014
Based in Milan and Rome – Excom member reporting to the Italy CEO and to the HRD Europe
Board Member of 2 legal entities
In charge of: HR, Organization, Health & Safety and CSR at Italy level
When I joined the company, the HR function was not working properly and the two main objectives were: to integrate all the 15 legal entities in one Italian Group as well as to define and implement the HR processes starting from the basic.

2006 – 2011 **Barclays Bank** English Bank, 6 Billions of Profit in 2010 - employees: 130.000

Italy HR Director
Based in Milan – Excom member reporting to the Italy CEO and to the Europe HR Director
HR and H&S responsibility at Italy level for the retail and the corporate banking
I made the Barclays retail and corporate business start-up in Italy starting from Woolwich, mortgage bank
This implied the hiring and training of hundreds of employees as the company grew from 300 to 1600 employees in 4 years. I also managed 2 M&A: the Macquarie mortgage business and Cards business from Citigroup

2005 IRI Information Resources — market research retail tracking for consumer goods
As **Italy HR Director** I built the HR function in Italy

2004 **ISMO** – Italian boutique in HR Consultancy
Senior Consultant

1995 - 2003 Xerox — IT American multinational - Turnover: $ 17 B employees: 66.000

Europe HR Development Manager 2003
Based in London - development and implementation of a pan European approach for HR development and HR processes building on the principle of "develop once – deploy many times"

Italy HR Director 2000 – 2002
Based in Milan - In charge of HR and Business Quality at Italy level. I was responsible of the HR function during the Xerox worldwide crisis (post Enron crisis) and I had to manage the Turnaround of the Italian company including 20% employee reduction (350 people) through individual and collective agreement.

Customer Administration Manager 06 1998 -1999
In charge of customer administration such as: credit collection, contract management and customer queries & complaints of a Business Unit + Financial Controller of the same business unit
To underline:

- move to Dublin (European share service center) of small customer credit management with related 25% people reduction in the Italian department

Customer Service Support Manager 1996 - 05 1998
In charge of change management programs such as Empowerment and Customer Loyalty in customer service
In charge of Customer Service Support department for a Business Unit – First experience as people manager (14 people managed in this experience)
To underline:

- team empowered certification process implemented for the 300 service engineers. (Achieved the President Award in 1998)

Key Account Manager - Sales management of ENI Group 1995

1992- 1994 NCR Italy — IT American multinational

Started as Trainee in marketing, I became **Product specialist Sales Rep.** with the objectives to search of and sell to new large-size clients + to develop a dealer network in Italy. 130% target achievement in 1994

Education:

Master Degree in Business Administration, Bocconi University, Milan – 1993
Quotation: 110/110 cum laude
Master Degree in Political Science, University of Milan - 1998
Specialization in Sociology. Quotation: 110/110
HR Master, post-degree master at the Catholic University, Milan - 2001

Executive program at the London Business School (2023)
Executive Master at CFMT, Italy management school (2006)
Executive Development Programme at INSEAD, (2000)

Languages: Italian, native; English, fluent; French, working proficiency